United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 11-K

______________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 001-34195

______________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Layne Christensen Company Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Layne Christensen Company

1800 Hughes Landing Boulevard, Suite 800

The Woodlands, TX 77380

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1 - 2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	4

Notes to Financial Statements as of December 31, 2015 and 2014, and for the Year Ended December 31, 2015	5

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015	12

SIGNATURES	13

EXHIBIT INDEX	14

NOTE:

All other schedules required by Section 2520 .103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the

Layne Christensen Company Capital Accumulation Plan

The Woodlands, Texas

We have audited the accompanying statement of net assets available for benefits of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Doeren Mayhew

Houston, Texas

June 23, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the

Layne Christensen Company Capital Accumulation Plan

The Woodlands, Texas

We have audited the accompanying statement of net assets available for benefits of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) as of December 31, 2014. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Houston, Texas

June 26, 2015

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

_____________________________________________________________________________________________

	2015	2014
ASSETS:
Investments − at fair value:
Mutual funds	$85,348,217	$92,357,325
Common/collective trust fund	18,257,895	17,827,878
Layne Christensen Company Common Stock	1,599,811	1,735,700
Total investments	105,205,923	111,920,903

Receivables:
Notes receivable from participants	2,531,503	2,888,904
Participant contributions	176,167	—
Employer contributions	96,407	—
Total receivables	2,804,077	2,888,904

Cash	207,071	19,547

Total assets	108,217,071	114,829,354

LIABILITIES:
Accrued administrative expenses	142,362	107,275
Total liabilities	142,362	107,275

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	108,074,709	114,722,079

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	36,454	(57,586)

NET ASSETS AVAILABLE FOR BENEFITS	$108,111,163	$114,664,493

See notes to financial statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

_____________________________________________________________________________________________

ADDITIONS:
Contributions:
Participant contributions	$6,303,747
Employer contributions	3,215,049
Rollover contributions	167,420

Total contributions	9,686,216

Investment income (loss):
Net depreciation in fair value of investments	(8,540,381)
Dividend and interest income	6,999,699

Net investment loss	(1,540,682)

Interest income on notes receivable from participants	83,738

Total additions	8,229,272

DEDUCTIONS:
Benefits paid to participants	14,696,032
Administrative expenses	86,570

Total deductions	14,782,602

DECREASE IN NET ASSETS	(6,553,330)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	114,664,493

End of year	$108,111,163

See notes to financial statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

_____________________________________________________________________________________________

1.	DESCRIPTION OF THE PLAN

The following brief description of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General  — The Plan is a defined contribution plan and is administered by Layne Christensen Company and a 401(k) Investment Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors. Bank of America, N.A. serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility  — Salaried and certain hourly employees of Layne Christensen Company and its subsidiaries (“Layne”) become eligible for membership in the Plan after completion of three months of service.

Contributions  — Employee contributions are voluntary. Employees may make a basic (pre-tax) contribution of at least 1% of eligible compensation up to limitations imposed by the Internal Revenue Code (IRC). Employees age 50 or older who make the maximum allowable pre-tax contribution to the Plan are entitled to make an additional “catch-up contribution” in accordance with the Plan document. Additionally, the Plan allows Roth after-tax contributions.

Participants are eligible for a matching contribution immediately upon electing to make a basic contribution. Each Plan year Layne may make a matching contribution as follows: 1) 100% of the participant’s basic contributions to the extent that such basic contributions do not exceed 3% of the participant’s compensation; and 2) 50% of the participant’s basic contributions to the extent that such basic contributions exceed 3% but do not exceed 5% of the participant’s compensation. Additionally, employees as of the end of the Plan year who have completed at least two years of service at that time are eligible to receive an allocation of Layne’s profit-sharing contribution. This discretionary contribution is determined annually by the Board of Directors of Layne and is based on a stated percentage, if any, of participants’ eligible compensation. No profit-sharing contribution was made for the year ended December 31, 2015.

Investments  — The Plan has several types of investment funds available as investment options for participants including a Layne common stock account, a common/collective trust fund and several mutual funds.

Participants may allocate their elected deferral percentage to any or all of the funds in 1% increments. Participants may change their allocation between funds any time during the year. Layne contributions are allocated to the funds in proportion with the participants’ elected deferral percentage at the time of contribution.

Participant Accounts and Vesting  — Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant’s account bears to the aggregate amount of all such accounts. Participant contributions, Layne matching contributions, Layne profit-sharing contributions and earnings thereon are fully vested at all times and are not subject to forfeiture for any reason.

Forfeited Accounts  — Upon distribution, forfeitures from employer contributions become available to the Plan and should be fully applied toward employer contributions, per the Plan document.  The Plan was retroactively amended effective January 1, 2014 to allow the use of forfeitures to pay Plan expenses going forward. At December 31, 2015 and 2014, forfeited non-vested accounts totaled $10,711 and $10,446, respectively. During the year ended December 31, 2015, no Plan expenses or employer contributions were reduced by forfeited non-vested accounts.

Notes Receivable from Participants  — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance.

Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant’s account and bear interest at a rate equal to the prime rate. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits  — Benefits are payable in a single lump sum or installments from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59½, or by incurring a death, disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution which may be either in the form of lump sum or installments. Terminated participants with an account balance of greater than $5,000 can elect to indefinitely maintain their account balance within the Plan. Unless timely election is made, terminated participants with a vested account balance less than or equal to $1,000 will automatically receive a lump sum cash distribution and terminated participants with a vested account balance less than or equal to $5,000 but larger than $1,000 will automatically receive a direct rollover to an IRA designated by the Plan Administrator.

Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their elective deferrals account be distributed. IRC regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or to prevent eviction from a family’s principal residence, college education for employees’ dependent children, self or spouse, or for major uninsured family medical expenses. The 401(k) Investment Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting  — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates  — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Risk and Uncertainties  — The Plan utilizes various investment instruments including common stock, mutual funds and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition  — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion on the fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Individual participant accounts invested in the common/collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. The fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant. In accordance with GAAP, the stable value fund is included in the 2015 and 2014 statement of net assets available for benefits at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

The Federated Capital Preservation Fund (the “Capital Preservation Fund”) is a common/collective trust fund that invests principally in guaranteed investment contracts, separate account guaranteed investment contracts, synthetic guaranteed investment contracts and a money market mutual fund, which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Capital Preservation Fund, plus credited earnings, less participant withdrawals.

The investment objective of the Capital Preservation Fund is stability of principal and high current income. There is no unfunded commitment and there is no redemption notice period, except related to certain employer-initiated events.

Notes Receivable from Participants  — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and expensed as incurred.  Interest income is recorded on the accrual basis.  No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses  — Administrative expenses of the Plan are paid by the Plan or Layne as provided in the Plan document.

Payment of Benefits  — Benefit payments to participants are recorded upon distribution.

Recent Accounting Pronouncements  — In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contributions Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  Part I eliminated the requirements that employee benefit plan measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value.  Part II eliminated the requirements to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits.  Part II also simplified the level of disaggregation of investments that are measured using fair value.  Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to disaggregate investments by nature, characteristics and risks.  Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  Part III is not applicable to the Plan.

ASU 2015-12 is effective for fiscal year beginning after December 15, 2015, with early adoption permitted and retrospective application required.  Plan management reviewed ASU 2015-12 and elected to not early implement.  Plan management has evaluated the impact that will result from implementing ASU 2015-12 and they do not believe that implementation will materially affect the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures , provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques  — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common Stocks  — The Plan’s investment in Layne Christensen Company Common Stock is valued at quoted market prices as determined by closing sales prices reported on the active market on which the securities are traded on the last business day of the year.

Mutual Funds  — Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trust Fund  — The Capital Preservation Fund is a common/collective trust fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014.

	Fair Value Measurements at December 31, 2015, Using
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2015 Total

Layne Christensen Company Common Stock	$1,599,811	$—	$—	$1,599,811

Mutual funds:
Domestic stock funds	50,759,717	—	—	50,759,717
Balanced funds	6,691,412	—	—	6,691,412
International stock funds	10,345,082	—	—	10,345,082
Fixed income funds	17,552,006	—	—	17,552,006

Total mutual funds	85,348,217	—	—	85,348,217

Common/collective trust fund:
Federated Capital Preservation Fund	—	18,257,895	—	18,257,895

Total	$86,948,028	$18,257,895	$—	$105,205,923

	Fair Value Measurements at December 31, 2014, Using
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2014 Total

Layne Christensen Company Common Stock	$1,735,700	$—	$—	$1,735,700

Mutual funds:
Domestic stock funds	56,232,214	—	—	56,232,214
Balanced funds	7,374,360	—	—	7,374,360
International stock funds	9,935,763	—	—	9,935,763
Fixed income funds	18,814,988	—	—	18,814,988

Total mutual funds	92,357,325	—	—	92,357,325

Common/collective trust fund:
Federated Capital Preservation Fund	—	17,827,878	—	17,827,878

Total	$94,093,025	$17,827,878	$—	$111,920,903

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Transfers between Levels  — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2015 and 2014, there were no transfers between levels.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2015 and 2014 are as follows:

	2015	2014
Federated Capital Preservation Fund	$18,294,349	$17,827,878
PIMCO Total Return Fund	17,552,006	18,814,988
Invesco Charter Fund	12,309,705	17,048,752
Mainstay Large Cap Growth Fund	8,607,032	8,386,790
BlackRock S&P 500 Index I (1)	8,236,724	6,604,062
MFS International Value Fund	7,197,176	6,540,269
Franklin Small-Mid Cap Growth Fund (2)	—	5,916,749
BlackRock Basic Value Fund (1)	10,327,732	12,454,707

(1) Represents a party-in-interest to the Plan.
(2) This investment met the 5% or more threshold in 2014, but did not in 2015.

During the year ended December 31, 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$(761,839)
Mutual funds	(7,778,542)
Net depreciation in fair value of investments	$(8,540,381)

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Bank of America, N.A. is a subsidiary of Bank of America Corporation, which has a substantial economic interest in BlackRock, Inc. The Plan invests in shares of mutual funds managed by BlackRock, Inc. and therefore, these transactions qualify as exempt party-in interest transactions.

The Layne Christensen Company Common Stock includes transactions that also qualify as exempt party-in-interest transactions. At December 31, 2015 and 2014, the Plan held 304,147 and 181,939 shares, respectively, of common stock of Layne Christensen Company, the sponsoring employer, with a cost basis of $3,615,427 and $3,266,622, respectively. There was no dividend income earned to be recorded by the Plan during the year ended December 31, 2015.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, Layne has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated March 20, 2012 indicating the Plan and related trust were designed in accordance with the applicable regulations of the IRC requirements.

Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to tax examinations for years prior to 2012. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2015 and 2014, and the decrease in net assets per the financial statements to the net loss per the Form 5500 for the year ended December 31, 2015, is as follows:

	December 31, 2015	December 31, 2014

Net assets available for benefits per the financial statements	$108,111,163	$114,664,493
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	(36,454)	57,586
Total net assets per the Form 5500	$108,074,709	$114,722,079

Decrease in net assets per the financial statements	$(6,553,330)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2015	(36,454)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2014	(57,586)
Net loss per Form 5500	$(6,647,370)

*  *  *  *  *

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

EMPLOYER ID NO: 48-0920712

PLAN NO: 005

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

(a)	(b) Identity of Issuer, Borrower, or Lessor	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	Layne Christensen Company	Layne Christensen Company Common Stock Common Stock	**	$1,599,811
	Federated	Federated Capital Preservation Fund Common/Collective Trust	**	18,257,895
	Oakmark	The Oakmark Equity & Income Fund Mutual Fund	**	4,530,731
	PIMCO	PIMCO Total Return Fund Mutual Fund	**	17,552,006
	Invesco	Invesco International Growth Fund Mutual Fund	**	2,120,967
	Invesco	Invesco Charter Fund Mutual Fund	**	12,309,705
	Hartford	Hartford Mid Cap Value Fund Mutual Fund	**	2,885,873
	Mainstay	Mainstay Large Cap Growth Fund Mutual Fund	**	8,607,032
	Oppenheimer	Oppenheimer Developing Markets Fund Mutual Fund	**	1,026,940
	JPMorgan	JPMorgan Small Cap Equity Fund Mutual Fund	**	3,284,933
*	BlackRock	BlackRock S&P 500 Index I Mutual Fund	**	8,236,724
	MFS	MFS International Value Fund Mutual Fund	**	7,197,176
	Franklin	Franklin Small-Mid Cap Growth Fund Mutual Fund	**	5,107,717
*	BlackRock	BlackRock Global Allocation Fund Mutual Fund	**	2,160,681
*	BlackRock	BlackRock Basic Value Fund Mutual Fund	**	10,327,732
*	Plan Participants	Participant loans Interest rates ranging from 3.25% to 8.25%; maturity dates through September 2029.		2,531,503
	TOTAL			$107,737,426

*	Indicates party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

	By	Layne Christensen Company

DATE: June 23, 2016	By	/s/ J. Michael Anderson
J. Michael Anderson
Senior Vice President and Chief Financial Officer

DATE: June 23, 2016	By	/s/ Tony Robertson
Tony Robertson Director – Global Benefits

EXHIBIT INDEX

Exhibit Number	Description of Documents

23.1	Consent of Independent Registered Public Accounting Firms